UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2025

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62 - NIRE 35.3.0015881-4

NOTICE TO THE MARKET

Telefônica Brasil S.A. (“Company” or “Telefônica”) (B3: VIVT3; NYSE: VIV), hereby informs its shareholders and the market in general that, on November 1, 2025, Telefônica Cloud e Tecnologia do Brasil S.A. (“Telefônica Cloud Brasil”), an entity controlled by the Company, incorporated IPNet Serviços em Nuvem e Desenvolvimento de Sistemas Ltda. (“IPNet”), a wholly-owned subsidiary of Telefônica Cloud Brasil, that was consequently extinguished (“Incorporation”).

The Incorporation is part of a corporate and operational reorganization aimed at promoting administrative and economic benefits through the simplification of operational structures, reduction of costs related to the operations and activities carried out by IPNet and Telefônica Cloud Brasil, and the leveraging of internal synergies. Furthermore, the Incorporation was carried out based on the book value of IPNet’s net assets and did not result in any change to the share capital of Telefônica Cloud Brasil nor to the equity interest held by the Company in Telefônica Cloud Brasil.

As a result of the Incorporation, Telefônica Cloud Brasil succeeds IPNet in all assets, liabilities, rights, and obligations.

São Paulo, November 3, 2025.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

Phone: +55 11 3430 3687

Email: ir.br@telefonica.com

Website: ri.telefonica.com.br/en/

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	November 3, 2025	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director